Exhibit 99.1

Taoping Reports 59% Surge in Revenue for Full Year 2023;

Company Expects Continued Growth in 2024

Shenzhen, China, April 25, 2024 – Taoping Inc. (Nasdaq: TAOP, the “Company”), a developer of innovative smart cloud platform services and solutions, new media and artificial intelligence solutions, today reported 59.4% revenue growth for the year ended December 31, 2023, and anticipated continued growth for the full year 2024. The Company expects to file its annual report on Form 20-F for the year ended on December 31, 2023 with the U.S. Securities and Exchange Commission (“SEC”) on or about April 25, 2024.

Mr. Lin Jianghuai, Chairman and CEO of Taoping, commented, “In 2023, we experienced remarkable growth in revenue, with sales surging 59.4% compared to 2022. Alongside this growth, we made significant strides in profitability and came close to breaking even. Our success was fueled by increased demand for our cutting-edge Smart City products and solutions. The strategic investments we’ve made in our integrated ecosystem solutions have facilitated seamlessly integration of our robust technology platform, resource exchange mechanisms, and big data services. This seamless, powerful integration offers substantial benefits, empowering our clients to enhance operational efficiency, reduce labor costs, optimize asset utilization rates, and boost revenue.”

“Looking ahead to 2024, we anticipate sustained growth driven by several pivotal factors, including a macroeconomic recovery, increased customer demand, rising urbanization, and widespread adoption of AI, cloud, and mobile technologies. These trends present significant growth opportunities and new revenue streams for Taoping, strategically positioning us for both short and long-term success.”

“The decisions we made to deliberately engineer our solution with scalability, availability, and flexibility have positioned us advantageously in the market. By leveraging the latest AI and cloud-computing technology, our system is optimally designed to effortlessly accommodate the increasing volume of data as our network of display terminals expands. Importantly, owning the entire stack of cloud infrastructure technology and terminals provides us the flexibility to seamlessly introduce new enhancements to our platform while ensuring a high level of security. This strategic advantage bolsters our competitiveness and positions Taoping to continue delivering value to shareholders as we persist with our execution plans.”

Select Financial Results for the Year Ended December 31, 2023

Revenue for the year ended December 31, 2023 was $38.6 million, compared to $24.2 million for the year ended December 31, 2022, an increase of $14.4 million, or 59.4%. Growth was primarily due to an increase of $12.0 million in revenue from products, and an increase of $4.0 million in software revenue. The Company expects that revenue for the full year 2024 will increase compared to the full year 2023 as a result of the steady growth of its product sales and digital advertising, as well as the additions of its new cloud-based intelligent products and solutions.

Cost of revenue increased by $12.8 million to $29.8 million for the year ended December 31, 2023, primarily due to increases in cost of products of $10.3 million and cost of software of $3.5 million, from $17.0 million for the year ended December 31, 2022. As a percentage of revenue, our cost of revenue increased to 77.1% for the year ended December 31, 2023, from 70.2% for the year ended December 31, 2022.

Gross profit as a percentage of revenue decreased to 22.9% for the year ended December 31, 2023 from 29.8% for the year ended December 31, 2022. The decrease in the overall gross margin primarily resulted from lower margin of software and advertising. The Company believes it can expand its gross margin over the coming quarters as it benefits from an increased contribution of higher margin sales, including its Smart City solutions, AI-related products, and innovative off-grid wastewater treatment solutions.

Net loss from discontinued operations for the year ended December 31, 2023 was approximately $0.5 million, compared to a net loss from discontinued operations of approximately $6.5 million in 2022. Reflecting the higher sales noted above and a reduced net loss from discontinued operations, the Company reported a net loss attributable to the Company of $0.7 million for the year ended December 31, 2023, substantially improved from a net loss attributable to the Company of $7.1 million for the year ended December 31, 2022.

About Taoping Inc.

Taoping Inc. (Nasdaq: TAOP) has a long history of successfully leveraging technology in the development of innovative solutions to help customers in both the private and public sectors to more effectively communicate and market to their desired targets. The Company has built a far-reaching city partner ecosystem and comprehensive portfolio of high-value, high-traffic areas for its products, which are aligned together with Taoping’s smart cloud platform, cloud services and solutions, new media and artificial intelligence. For more information about Taoping, please visit www.taop.com. You can also follow us on X.

Safe Harbor Statement

This press release contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, such as statements regarding our estimated future results of operations and financial position, our strategy and plans, and our objectives or goals, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Our actual results may differ materially or perhaps significantly from those discussed herein, or implied by, these forward-looking statements. There are a significant number of factors that could cause actual results to differ materially from statements made in this press release, including: our potential inability to achieve or sustain profitability or reasonably predict our future results due to our limited operating history of providing smart cloud services, the effects of the global Covid-19 pandemic, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, uncertainties related to China’s legal system and economic, political and social events in China, the volatility of the securities markets; and other risks including, but not limited to, those that we discussed or referred to in the Company’s disclosure documents filed with the SEC available on the SEC’s website at www.sec.gov, including the Company’s most recent Annual Report on Form 20-F as well as in our other reports filed or furnished from time to time with the SEC. The forward-looking statements included in this press release are made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking statements, other than as required by applicable law.

For further information, please contact:

Taoping Inc.	Global IR Partners
Xue Jiang	David Pasquale
IR@taop.com	TAOP@globalirpartners.com
www.taop.com	New York Office: +1-914-337-8801